DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Christopher R. Stambaugh
christopher.stambaugh@dlapiper.com
T 919.786.2040
F 919.786.2240

April 28, 2011

VIA EDGAR

Ms. Sonia G. Barros

Special Counsel

Securities & Exchange Commission

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc.

Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 6 to Form S-11

Filed April 27, 2011

File No. 333-156633

Dear Ms. Barros:

Our client, KBS Strategic Opportunity REIT, Inc. (the “Company”), requests that the Staff take the above-referenced registration statement effective on April 29, 2011.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DLA Piper LLP (US)

/s/ Christopher R. Stambaugh

Christopher R. Stambaugh